

December 19, 2012

<u>Via E-mail</u>
Boyd P. Gentry
President and Chief Executive Officer
AdCare Health Systems, Inc.
5057 Troy Rd, Springfield, OH
45502-9032

  **Re: AdCare Health Systems, Inc.**
    **Form 10-K for the fiscal year ended December 31, 2011**
    **Filed March 19, 2012**
    **Form 10-Q for the quarterly period ended September 30, 2012**
    **Filed November 13, 2012**
    **Response dated December 5, 2012**
    **File No. 001-33135**

Dear Mr. Gentry:

  We have reviewed your response letter and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2011</u>

<u>Note 19 - Variable Interest Entities, page 88</u>

1. We note from your response to comment two of our letter dated November 30, 2012 that Mr. Brogdon and his wife indirectly own only 46% of each Oklahoma Facility Owner. Identify for us who owns the remaining 54% of each Oklahoma Facility Owner. Describe for us your consideration of ASC 810-25-38C and whether those unrelated 54% owners have kick-out rights and/or participating rights that might affect your ability to direct the most significant activities of these VIEs.

Form 10-Q for the quarterly period ended September 30, 2012

Note 8 - Notes payable, page 11

2.  It is unclear to us from your response to comment four of our letter dated November 30, 2012 whether your lender's expressed *intent* is in fact an *agreement* with you that is not cancelable by your lender.  Therefore it is unclear to us whether you have in fact an agreement with your lender that meets the criteria of ASC 470-10-45-14.  Please advise and clarify.

Please file all correspondence over EDGAR.  You may contact Joseph M. Kempf, Senior Staff Accountant, at 202-551-3352, or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835, if you have questions regarding comments on the financial statements and related matters.  Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director

cc:     Via E-mail
        Lori Gelchion, Esq.
        Rogers & Hardin LLP